UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 6, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

American Express Receivables Financing Corporation VIII LLC
File No. 333-185503 - CF#29172

American Express Issuance Trust II
File No. 333-185503-01 - CF#29172

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American Express Receivables Financing Corporation VIII LLC and American Express Issuance Trust II submitted an application under Rule 406 requesting confidential treatment for information they excluded from the Exhibits to a Form S-3 filed on December 14, 2012.

Based on representations by American Express Receivables Financing Corporation VIII LLC and American Express Issuance Trust II that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.10	through October 31, 2013
Exhibit 4.10.1	through October 31, 2013
Exhibit 4.10.2	through October 31, 2013
Exhibit 4.10.6	through October 31, 2013
Exhibit 4.10.7	through October 31, 2013
Exhibit 4.10.8	through October 31, 2013
Exhibit 4.10.9	through October 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine Bancroft
Senior Special Counsel